June 27, 2014
Writer's Direct Contact
+1 (202) 887-1585
slesmes@mofo.com

Mr. Asen Parachkevov, Esq.
Mr. Jeff Long
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Post-Effective Amendment No 7 - Triangle Capital Corporation (File No. 812-00733)
Dear Messrs. Parachkevov and Long:
On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 20, 2014 (the “Comments”) relating to Post-Effective Amendment No. 7 (“PEA 7”) to the Company’s Registration Statement filed on Form N-2 on May 13, 2014, we submit this letter containing the Company’s responses to the Staff’s Comments.

Legal Comments

1.
Comment: The Staff requested that the Company confirm it has no current intention to offer preferred stock or debt securities in the next 12 months. The Staff also requested that the Company undertake to file a post-effective amendment on Form N‑2, and provide an opportunity for the Staff to review such filing, prior to any such offering.

Response: The Company respectfully advises the Staff that the Company’s management and its board may, from time to time, determine that it is in the best interest of the Company and its shareholders to raise additional funds through the sale of preferred stock or debt securities (or other securities), as contemplated by its shelf registration statement.  Management and the Board will consider, among other things, funding and capital needs, interest rates and the attractiveness of the particular capital markets that are available to the company.  The Company has capacity throughout its capital structure to undertake multiple types of instruments depending upon market opportunities.   The Company maintains a shelf registration statement to be able to issue securities quickly when needs and market opportunities arise, which is in the best interests of the Company and its shareholders as it enables the Company to raise funds to support its business in the most cost effective manner possible.  Accordingly,

Asen Parachkevov, Esq.
Jeff Long
June 27, 2014

the Company respectfully submits that is unable to make the requested undertakings as it may issue preferred stock or debt securities (or other securities) in the next 12 months depending on business needs and market opportunities.  Moreover, because the securities issuance is business and market dependent, the Company is unable to estimate the amount of securities it may issue or the expenses associated with such securities.   With respect to the filing of a post-effective amendment for an offering of debt securities, based upon a review of the EDGAR filings made by other business development companies (BDCs) in connection with recent registered debt offerings, the Company believes that none of these BDCs were required to file a post-effective amendment prior to conducting registered debt offerings off of their shelf registration statements.  As a result, the Company cannot provide the requested undertaking as the undertaking appears not to be required uniformly of all similarly-situated registrants. Such an undertaking would place the Company at a significant competitive disadvantage to its detriment and the detriment of the Company’s shareholders.

2.
Comment: Please revise the language on page 2 of PEA 7 related to maintaining portfolio diversification to avoid any possible confusion related to the Company’s status as a non-diversified company within the meaning of section 5 of the Investment Company Act of 1940, as amended.

Response: The Company has revised the language to reflect its intent to maintain industry diversification within the portfolio.

3.
Comment: Please add a sentence to the disclosure on page 5 of PEA 7 stating that, if the Board determines to issue stock below net asset value, the resulting dilution that could be experienced by nonparticipating shareholders is not limited.

Response: The Company has revised the disclosure to reflect the Staff’s comment.

4.	Comment: Please clarify on page 6 of PEA 7 that if an investor is required to reduce its tax basis in the Company’s stock it may result in higher future taxable gains.

Response: The Company has added disclosure to the discussion of tax basis to address the Staff’s comment.

5.	Comment: Please clarify in footnote 7 to the fee and expense table if “other expenses” incurred by the Company include any components of executive compensation.

Response: The Company has revised the disclosure in footnote 7 to the fee and expense table to reflect the Staff’s comment.

Asen Parachkevov, Esq.
Jeff Long
June 27, 2014

6.
Comment: Please clarify the disclosure on page 17 of PEA 7 to clarify the currently committed amount of the Company’s existing revolving credit facility and the amount to which commitments may be increased through exercise of the accordion feature. Please either describe the interest rate under such credit facility or cross-reference to such disclosure elsewhere in the registration statement.

Response: The Company has revised the disclosure regarding the level of commitments under the existing revolving credit facility and has cross-referenced to the description of the interest rate payable under the credit facility found in “Liquidity and Capital Resources - Financing Transactions.”

7.
Comment: Please revise the risk factor related to payment of required distributions on page 21 of PEA 7 to better describe the risks of payment in kind (PIK) interest, including the possibility that such interest may not be paid back at maturity and that the valuation of PIK securities may be less reliable as a result.

Response: The Company has revised the disclosure in the risk factor regarding the payment of required distributions to clarify that securities bearing PIK interest may represent a higher level of credit risk than those generating income that is paid in cash on a current basis.

8.
Comment: Please explain why only the PIK interest component of certain subordinated notes is on non-accrual status as disclosed in the risk factor related to potential writedowns and losses on portfolio investments on page 28 of PEA 7.

Response: The Company advises the Staff that the cash interest component of the PIK non-accrual debt investments identified in this risk factor are paid currently in cash and, therefore, these debt investments are only on non-accrual with respect to the PIK interest component.

9.
Comment: The Staff requested that the Company revise the risk factor regarding the issuance of subscription rights, warrants or convertible securities on page 34 of PEA 7 to clarify that the potential net asset value dilution of an offering below net asset value is not limited.

Response: The Company has revised this disclosure to reflect the Staff’s comment.

10.	Comment: The Staff requested that the Company confirm that the use of the proceeds of any offering would be described in a final prospectus related to such offering filed under Rule 497.

Asen Parachkevov, Esq.
Jeff Long
June 27, 2014

Response: The Company hereby confirms that it will describe the use of proceeds of any offering in the final prospectus related to such offering.

11.	Comment: The Staff requested that the Company clarify the use of the phrase “applicable LIBOR rate” in the description of borrowings under the Company’s revolving credit facility on page 55 of PEA 7.

Response: The Company has provided additional disclosure regarding the meaning of the phrase “applicable LIBOR rate.”

12.	Comment: The Staff requested that the Company confirm that any fees for managerial assistance that the Company may provide to a portfolio company accrue to the benefit of the Company.

Response: The Company is an internally managed business development company that provides managerial assistance, if any, to portfolio companies directly rather than through an external investment manager. Accordingly, any fees for such services are paid to, and accrue to the benefit of, the Company.

13.	Comment: The Staff requested that the Company confirm that it has opted out of the Maryland Control Share Acquisition Act.

Response: The Company hereby confirms that, pursuant to Section 2.11(d) of the Fourth Amended and Restated Bylaws of the Company, as filed with the Commission in a current report on Form 8-K on February 7, 2014, the provisions of the Maryland Control Share Acquisition Act shall not apply to the acquisition by any person of control shares of the Company.

Accounting Comments

1.	Comment: The Staff requested that the Company revise the fee table on page 8 of PEA 7 to combine interest payments into one line item and to revise the related footnotes accordingly.

Response: The Company has revised the fee table to address the Staff’s comment.

2.	Comment: The Staff requested that the Company confirm that “Other Expenses” as disclosed in the fee table on page 8 of PEA 7 includes income taxes.

Response: The Company hereby confirms that income taxes are included in the line item “Other Expenses” in the fee table.

Asen Parachkevov, Esq.
Jeff Long
June 27, 2014

3.
Comment: The Staff requested that the Company explain, in future financial statements, the significance of any holdings of non-qualified assets in excess of 30% of the value of the Company’s total assets.

Response: The Company will revise footnote 4 to its Schedule of Investments to state: “Investment is not a qualifying investment as defined under Section 55(a) of the Investment Company Act of 1940. Qualifying assets must represent at least 70% of total assets at the time of acquisition of any additional non-qualifying asset. If at any time qualifying assets do not represent at least 70% of the Company’s total assets, the Company will be precluded from acquiring any additional non-qualifying asset until such time as it complies with the requirements of Section 55(a).”

4.	Comment: The Staff requested that investments on non-accrual status be identified as such in the Company’s Schedule of Investments.

Response: The Company will make such change in future financial statements.

5.
Comment: The Staff noted that a significant percentage of the Company’s portfolio appears to be valued at cost. The Staff requested that the Company discuss if such accounting treatment is consistent with ASC 820.

Response: The Company determines the fair market value of its portfolio investments in accordance with ASC 820 pursuant to valuation procedures adopted by and overseen by the Company’s Board of Directors. Such procedures take into consideration the requirements of ASC 820 as well as the Board of Directors’ obligations under the federal securities laws. The Company and its Board of Directors, in consultation with independent valuation consultants, use a variety of valuation techniques and take into consideration a variety of inputs when determining fair value of a debt investment, including any anticipated prepayment premiums, the stated maturity of the debt security, whether a security is subject to no-call protection, whether a security is subject to make whole provisions and the probability of loss of principal due to a portfolio company’s inability to repay its obligation.

6.	Comment: The Staff noted that if any loan on the schedule of investments is pledged as collateral it should be so identified in a note.

Response: The Company notes that Article 4-08 of Regulation S-X requires that a registrant make such disclosure in its audited financial statements included in its annual report on Form 10-K. The Company hereby confirms that it will make this disclosure in its Form 10-K for the fiscal year ending December 31, 2014.

Asen Parachkevov, Esq.
Jeff Long
June 27, 2014

7.
Comment: The Staff requested that consolidated balance sheets included in the Company’s future financial statements separate commitments and contingencies as required by Article 6.04-15 of Regulation S-X.

Response: The Company confirms that future financial statements will report commitments and contingencies separately.

8.
Comment: The Staff is reminding business development companies that the tests required by Articles 3-09 and 4.08(g) of Regulation S-X are applicable to business development companies. The Staff requests that the Company confirm it is conducting such tests and that no securities would trigger the separate reporting requirements of Article 3-09 or 408(g).

Response: The Company hereby confirms its understanding that Articles 3.09 and 4.08(g) of Regulation S-X apply to the Company. As of the date of the financial statements included in PEA 7, no holdings in the Company’s portfolio triggered the separate reporting requirements of these Articles.

9.
Comment: Please confirm that the expense ratio in the fee table includes a provision for income tax consistent with general instruction 9 to Item 3 of Form N-2, which requires that other expenses include all expenses that reflected in the Company’s Statement of Investments under Regulation S-X.

Response: The Company confirms that other expenses in the fee table include a provision for taxes.

10.
Comment: The Staff notes that in the “Notes to Financial Statements - Basis of Presentation” the Company indicates that portfolio companies held by the Company’s small business investment company (“SBIC”) subsidiaries are not consolidated. Please confirm if this is accurate and explain this presentation.

Response: As discussed with the Staff on June 25, 2014, the Company’s SBIC subsidiaries are consolidated in the Company’s financial statements. However, portfolio companies held by such SBIC’s (i.e., portfolio investments) are disclosed as such and not consolidated in the Company’s reporting. The Company will refine this note to make this treatment clearer in future financial statements.

****

Asen Parachkevov, Esq.
Jeff Long
June 27, 2014

The Company hereby acknowledges that:
A.    The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
B.    The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
C.    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We very much appreciate your attention to this matter. Please do not hesitate to call Kelley Howes at (303) 592-2237 or me at (202) 887-1585, if you have any questions or require any additional information.

Sincerely,

   /s/ Scott Lesmes
Scott Lesmes

cc: Steven C. Lilly, Triangle Capital Corp.
John A. Good, Esq
Kelley A. Howes, Esq.